RADIUS GOLD INC.

FINANCIAL STATEMENT REQUEST FORM

March 2015

Pursuant to National Instrument 51-102, Continuous Disclosure Obligations, of the Canadian Securities Administrators, we shall deliver our annual and interim financial statements and the Management Discussion & Analysis (“MD&A”) related to such financial statements to our shareholders when they request that copies be sent to them. If you wish to receive either our annual financial statements and related MD&A or our interim financial statements and related MD&A, please complete the information below and mail or fax this form, or e-mail the information on this form, to us at the following address:

RADIUS GOLD INC.

200 Burrard Street, Suite 650

Vancouver, BC V6C 3L6

Attention: Corporate Secretary

Fax: 604-662-8829

Email: info@radiusgold.com

I wish to receive your:

(Check one or both as necessary)

________ Annual financial statements and MD&A

________ Interim financial statements and MD&A

which should be sent to:

NAME (please print)

ADDRESS

Postal or Zip Code